SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2004

Commission File Number 000-50778

                                  Hemosol Corp.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


         2585 Meadowpine Boulevard, Mississauga, Ontario, Canada L5N 8H9
--------------------------------------------------------------------------------
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F [X]  Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

The following are included in this Report on Form 6-K:

1. 2004 Third Quarter Report;

2. Certification of Interim Filings by President and CEO, dated November 11, 2004; and

3. Certification of Interim Filings by Chief Financial Officer, dated November 11, 2004.

                                     HEMOSOL

                            2004 THIRD QUARTER REPORT

LETTER TO SHAREHOLDERS
FOR THE PERIOD ENDED SEPTEMBER 30, 2004


During the third quarter we continued to make progress on a number of fronts, one of the most important being the implementation of the Cascade technology at our Meadowpine facility. As announced earlier this year, Hemosol has licensed the novel Cascade technology from ProMetic Life Sciences Inc. for the separation of valuable therapeutic proteins from human plasma (plasma fractionation). We are currently integrating the Cascade technology, developed by Prometic and the American Red Cross, into our state-of-the-art Meadowpine facility and intend, upon completion, to sell the resulting products to customers, including the American Red Cross. We expect to be in a position to have clinical trial material available before the end of 2005.

The proprietary Cascade process integrates proven technologies to significantly improve the yield of valuable therapeutic proteins isolated from human plasma such as intravenous immunoglobulins (for the treatment of immune deficiencies), alpha-1 antitrypsin (for the treatment of hereditary emphysema), anti-hemophilic Factor VIII (for the treatment of hemophilia) and others. The plasma-derived protein market continues to grow and is expected to increase to US $6 billion in 2005.

While we are ramping up to commercial quantities using the Cascade, we continue to look for other contract manufacturing business. This effort bore fruit in September when we finalized an agreement with Organon Canada, the pharmaceutical division of Akzo Nobel. As a result of this agreement we have acquired a vial filing line to produce "Hepalean(R)" products. The line will also support the clinical stage of our strategic alliance governing Cascade products referred to above. Payments for technology transfer have been received and revenue from the Organon agreement is expected to begin in early 2005.

In addition to these new business initiatives, Hemosol's team has worked diligently to complete a series of non-clinical studies on HEMOLINK TM (hemoglobin raffimer). Based on the strength of these studies the next step will be to request a meeting with the U.S. Food & Drug Administration to define the future clinical path for our oxygen therapeutics program.


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
The Company also continues to pursue a number of strategic opportunities with respect to the advancement of our pipeline of pre-clinical new drug candidates. While much work remains to be done, our team believes that it has made significant progress in stabilizing Hemosol's operations, preserving its financial resources, and realizing significant market opportunities that will position the Company to resume its growth profile. Our challenge in the foreseeable future is to build on these initial successes and, ultimately, to enhance shareholder value.

On behalf of everyone at Hemosol, let me express our gratitude to all our investors for their support and patience. We look forward to rewarding your confidence and undertake to continue updating you on our progress.



/s/ LEE HARTWELL

Lee Hartwell
Preseident and CEO

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following information should be read in conjunction with the Company's unaudited Consolidated Financial Statements and Notes included in this Quarterly Report and should also be read in conjunction with the audited Consolidated Financial Statements and Notes, and Management's Discussion and Analysis of Financial Condition and Results of Operations contained in Hemosol Inc.'s 2003 Annual Report.

NOTE: ALL FIGURES DISCUSSED IN THIS SECTION ARE STATED IN CANADIAN DOLLARS.

OVERVIEW

Hemosol Corp. ("Hemosol" or "the Company") was incorporated on February 24, 2004 under the Business Corporations Act (Ontario) and is the successor to LPBP Inc. (formerly, Hemosol Inc.), which was incorporated on July 11, 1985 under the Business Corporations Act (Ontario). On April 30, 2004, the Company concluded a Plan of Arrangement involving Hemosol Inc. (which was renamed LPBP Inc. after the Arrangement became effective), its security holders and MDS Inc ("MDS"). As a result of the Arrangement, Hemosol Corp. owns approximately 93% of the partnership interest in Hemosol LP, a newly formed Ontario limited partnership, and the remaining partnership interest in Hemosol LP is owned by LPBP Inc. Hemosol Corp. controls Hemosol LP as the general partner and LPBP Inc. is a limited partner.

Hemosol is a biopharmaceutical company focused on the development and manufacturing of biologics, particularly blood-related proteins. Leveraging its state-of the art Meadowpine manufacturing facility (the "Meadowpine Facility") the Company intends to produce valuable therapeutic plasma-based proteins pursuant to a strategic alliance with ProMetic Life Sciences and its wholly owned subsidiaries (collectively known as "ProMetic") and the American National Red Cross ("American Red Cross"). The Company is also advancing a number of initiatives to generate revenue through the provision of blood related manufacturing services to biotechnology and biopharmaceutical companies.

In September, the Company signed a multi-year agreement with Organon Canada ("Organon"), the pharmaceutical division of Akzo Nobel. This agreement represents a major step in the Company's strategy to leverage its Meadowpine facility and bio-manufacturing expertise to produce high value biopharmaceutical products and more specifically validate the Company's experience and capability in the area of biologics manufacturing. As a result of this agreement, the Company will acquire a vial filling line to produce "Hepalean(R)" products for Organon. This vial filing line will also support other commitments including the Company's previously announced strategic alliance with ProMetic and the American Red Cross. Revenue from the Organon agreement is expected to contribute to reducing the cash that the Company uses in operating activities beginning in 2005.

Over the last decade Hemosol has built a robust development pipeline with a range of novel therapeutic products in development, including HEMOLINK(TM) (hemoglobin raffimer), an oxygen therapeutic designed to rapidly and safely improve oxygen delivery via the circulatory system. The Company is also developing next generation oxygen therapeutics, a hemoglobin-based drug delivery platform to treat diseases such as hepatitis C and liver cancers, and a cell therapy program initially directed to the treatment of cancer.

Since the Company's inception, it has devoted substantially all of its resources to research and development programs, clinical trials, regulatory approvals and the development of manufacturing capabilities and capacity.


STRATEGIC ALLIANCE WITH PROMETIC AND THE AMERICAN RED CROSS

Pursuant to a memorandum of understanding entered into by the Company on December 4, 2003, the Company entered into a definitive license and strategic alliance agreement with ProMetic on June 2, 2004, which provides the Company with an exclusive North American license for a novel cascade purification process, referred to as the Cascade, developed by ProMetic and the American Red Cross to recover valuable proteins from human plasma. Hemosol is the first licensee of this technology for the manufacture of products for sale into the North American market, which is the largest single market for plasma-based proteins. Market exclusivity is subject to establishing and achieving certain performance thresholds. Commercial sales of therapeutic products manufactured using the Cascade will require the advance approval of the applicable regulatory agency in each jurisdiction where sales are contemplated. The Company has also agreed with ProMetic to work together to generate revenues in the short term through technology transfer support and the supply of clinical trial material to other licensees of ProMetic outside of North America. The principal commercial terms of the strategic alliance, as set out in the definitive license and strategic alliance agreements, will:

o Allow the Company to source plasma on a worldwide basis from suppliers of the Company's choice, including the American Red Cross; and

o Permit the Company to sell all products that it isolates from plasma by the Cascade to parties of the Company's choice located anywhere in North America. Hemosol and ProMetic will work together to maximize the commercial potential of this important market.

The Cascade was developed under an existing strategic alliance between ProMetic and the American Red Cross that was formed in February 2003 to co-develop and license third parties proprietary technology for protein purification to recover valuable therapeutic proteins from human blood plasma. The Cascade integrates novel technologies in a sequence, which is expected to significantly improve both the yield and range of valuable proteins capable of being isolated from human plasma. The commercial drivers underlying the Company's use of this technology are:

o The Cascade's ability to potentially narrow the increasing gap between the growing demand for these products and the inherent limitations in traditional fractionation methods; and

o The opportunity the technology provides to identify and recover novel therapeutic proteins, which may have, significant commercial potential and which are not recoverable using conventional plasma fractionation methods.

In addition to full-scale commercial production in North America, Hemosol believes that it will be capable of securing interim and supplementary revenues by supplying clinical trial materials to the American Red Cross and future Cascade licensees worldwide. The Company plans to produce these clinical trial materials and receive interim revenues therefrom in advance of receiving regulatory approval for the large scale commercial production and sale of products devised under the Cascade. Access to clinical materials by the American Red Cross and subsequent licensees of the Cascade will be key to accelerating the approval processes for these products with the applicable regulatory bodies in each subsequent licensee's jurisdiction.

As consideration for ProMetic entering into the binding memorandum of understanding, Hemosol issued 2,000,000 common shares to ProMetic, which have been recorded at $1.26 per share. This represents the average closing market price per share of Hemosol Inc. from December 1 to December 5, 2003 inclusive. On June 2, 2004 upon signing the definitive license agreement with ProMetic the Company provided consideration consisting of the first milestone payment of $1.5 million and an additional 1,000,000 common shares which were recorded at $1.26 per share. The remaining milestone payments of approximately $14 million will be due and payable by Hemosol to ProMetic upon the achievement of four separate predetermined technical and regulatory milestones. The final milestone payment will consist of $5 million and will be triggered by the receipt of regulatory approval for the commercial sale of the first product produced using the Cascade.

In addition to the licence fee, Hemosol will pay ProMetic royalty fees of 8% of net sales of products isolated using the Cascade to resellers and a royalty of 5% of net sales of products isolated using the Cascade to end users, both on a worldwide basis.

The Company is actively pursuing opportunities to generate revenues and reduce its net cash burn by using the Meadowpine Facility to provide bio-manufacturing services to companies in the biotechnology and biopharmaceutical sectors focused in the area of blood and blood protein products. The Company believes there is considerable demand for the services that the Company may offer by combining its Meadowpine Facility with the considerable experience Hemosol's employees can provide with respect to the manufacture of blood related products. Any arrangement to provide such services will have to take into consideration the commercial requirements of the ProMetic/American Red Cross strategic alliance and the agreement with Organon.

PRODUCTS IN DEVELOPMENT

Hemosol has a range of products in development, including its principal oxygen therapeutic product HEMOLINK(TM) (hemoglobin raffimer) ("HEMOLINK"), a highly purified, human-derived oxygen therapeutic product (historically termed a blood substitute). HEMOLINK is designed to sustain life by delivering oxygen immediately, effectively and safely, resulting in improved patient outcomes and to eliminate the need for donor red blood cell transfusions in patients suffering from acute anemia. HEMOLINK is created through a series of purification processes, which separate the hemoglobin from red blood cells, reducing the risk of viral contamination compared to a unit of donor red blood cells.

To date, Hemosol has completed eight clinical trials of HEMOLINK involving more than 700 patients, of which over 400 received HEMOLINK. Indications studied included renal failure/dialysis, coronary artery bypass grafting (CABG) surgery, and orthopedic surgery. Further to the Company's 2003 observation of imbalances in the incidence of certain cardiac adverse events between the HEMOLINK and the control group in the HLK 213/304 clinical trial in primary CABG surgery, the Company initiated a limited series of non-clinical studies targeted at providing further insight regarding the most probable contributor for the observed cardiac adverse events. Hemosol is nearing completion of these studies, and intends to request a meeting with the FDA with the objective of establishing agreement on the clinical path for HEMOLINK. Hemosol has been a leader in the development of oxygen therapeutics and continues to believe that HEMOLINK may prove to be a valuable therapeutic to treat a variety of indications including anemia caused by chemotherapy or blood replacement for patients with life threatening blood loss.

Hemosol has a rich pipeline of new product candidates, several of which are now undergoing pre-clinical evaluation. These product candidates have been developed using technologies that are based upon the expertise of Hemosol's scientists in protein bioconjugation and cell expansion. HEMOLINK is one example of protein bioconjugation in which human hemoglobin (a protein), has been stabilized and polymerized using o-raffinose, a cross-linker. Other types of hemoglobin conjugates in development include conjugates of hydroxyethyl starch, anti-oxidants and therapeutic drugs.

In the case of therapeutic drug conjugates, Hemosol is also developing additional therapeutics based upon a hemoglobin-based delivery platform to treat diseases such as hepatitis C and cancers of the liver. As a means of establishing its own source of hemoglobin, Hemosol has also been conducting discovery research in expanding human blood-forming stem cells through cell culture. These efforts have led to methods to induce an established cell line to produce high levels of human hemoglobin, as well as the development of a T cell therapy for the treatment of cancer and the identification of factors affecting blood cell growth and development.

PLAN OF ARRANGEMENT WITH MDS

On April 30, 2004, the Company concluded a Plan of Arrangement (the "Arrangement") with MDS, a related party, under which the Company, through a reorganization of the Company's business and certain MDS diagnostic assets, exchanged a significant portion of its existing accumulated future tax assets amounting to approximately $120 million in exchange for a $16 million ($13.9 million after transaction expenses) cash infusion. This cash infusion will allow the Company to continue its initiatives, including the further development of HEMOLINK and other blood product candidates, as well as advance the implementation of the strategic alliance with ProMetic. As a result of the Arrangement, Hemosol Corp. became the successor to Hemosol Inc. (which was renamed LPBP Inc. after the Arrangement became effective). Pursuant to the
Arrangement:

o The business of Hemosol Inc. (the "Blood Products Business") was transferred to Hemosol LP, a newly formed Ontario limited partnership, and Hemosol LP assumed all liabilities of the Blood Products Business. Approximately 93% of the partnership interest in Hemosol LP is owned by Hemosol Corp. and the remaining partnership interest in Hemosol LP is owned by LPBP Inc. Hemosol Corp. controls Hemosol LP as the general partner and LPBP Inc. is a limited partner.

o MDS transferred certain assets relating to its Ontario clinical laboratory services business to a newly formed Ontario limited partnership (the "Labs Partnership"). LPBP Inc. owns 99.99% of the partnership interests in the Labs Partnership and MDS indirectly owns 0.01% of the partnership interests in the Labs Partnership.

o Hemosol Corp. received gross cash proceeds of $16 million on April 30, 2004, the date closing the Arrangement, from LPBP Inc., of which $1 million of such proceeds are held in escrow to satisfy pre-closing contingent liabilities, if any, relating to the Blood Products Business remaining with LPBP Inc. which arise within the one-year period following April 30, 2004.

o MDS surrendered 500,000 of its warrants previously issued and waived its entitlement to 2,000,000 of the warrants to be issued in relation to extending their guarantee of the Company's $20 million credit facility.

o Shareholders of Hemosol, including MDS effectively exchanged each Hemosol Inc. common share for one Hemosol Corp. common share and one Class A common share of LPBP Inc. (each, a "LPBP Class A Share"). The share ownership of Hemosol Corp. immediately after the Arrangement mirrored Hemosol Inc.'s share ownership immediately prior to the Arrangement.

o Outstanding convertible securities of Hemosol Inc. became convertible securities to purchase common shares of Hemosol Corp. on identical terms (other than a reduction of the exercise price by $0.04 per share to account for the fact that convertible security holders will not be entitled to receive Class A common shares of LPBP Inc. on exercise).

o On April 30, 2004, in conjunction with the Arrangement, Hemosol Inc. cancelled all Hemosol Inc. options and Hemosol Corp. issued 3,519,225 new options as replacement options. The executives received 2,766,225 of these options with an exercise price of $0.86 vesting during October 2004. The non-executives received the remaining 753,000 of these options with an exercise price of $1.56 vesting during December 2005.

o Stock options of Hemosol Corp. with the same vesting and exercise terms and an exercise price equal to the exercise price of the existing stock option less $0.04 to account for the fact that they will not be entitled to receive Class A common shares of LPBP Inc. on exercise were issued to replace existing stock options of Hemosol Inc. In addition, certain holders of Hemosol Inc. stock options received stock options to purchase common shares of Hemosol Corp, in respect of stock options that were conditionally granted to them in 2003 as a retention incentive and not in respect of other stock options.

As a result of the Arrangement, shareholders of Hemosol Inc., excluding MDS and its subsidiaries (the "Public Shareholders"), hold 0.44% of the equity of LPBP Inc. through the holding of LPBP Class A Shares (representing not less than 52.5% of the voting securities of LPBP Inc.) and MDS holds 99.56% of the equity of LPBP Inc. through the holding of LPBP Class A Shares and Class B non-voting shares of LPBP Inc. (representing not more than 47.5% of the voting securities of LPBP Inc. in the aggregate. The Arrangement was approved by more than two-thirds of the votes cast by Hemosol Inc. shareholders, warrant holders (excluding MDS in its capacity as warrant holder) and holders of broker options (collectively, the "Securityholders") at an annual and special meeting held for such purpose on April 20, 2004 and by a majority of the votes cast by minority shareholders voting at the meeting (which minority shareholders excluded MDS and certain entities related to MDS). The Arrangement was subsequently approved by the Superior Court of Justice of Ontario on April 29, 2004. On March 19, 2004, the Company mailed to Securityholders a management information circular (the "Circular") describing the Arrangement.

NASDAQ LISTING

On June 21, 2004 Hemosol received a letter from NASDAQ informing the Company that it was not in compliance with the minimum bid price of U.S.$1.00 per share during the last 30 consecutive business days and that it has until December 20, 2004 to regain compliance. If the Company does not regain compliance with the minimum bid price requirement by December 20, 2004 they may qualify, as of such date, for an additional 180 days extension of the compliance period to regain compliance.

The Company intends to maintain its NASDAQ listing and has a number of options at its disposal to do so, including a share consolidation. The Company has requested and received approval from shareholders, at a special meeting held on January 22, 2004, to consolidate the issued and outstanding Hemosol Shares on the basis of a ratio within the range of one post-consolidation Hemosol Share for every two pre-consolidation Hemosol Shares to one post-consolidation Hemosol Share for every four pre-consolidation Hemosol Shares, with the ratio to be selected and implemented by the Hemosol Board in its sole discretion, at any time prior to January 22, 2005.

CAPITAL EXPENDITURES

During the last three fiscal years Hemosol has invested $71.5 million in developing HEMOLINK and $78.4 million in capital expenditures, of which $74.7 million was related to its Meadowpine facility and $3.7 million was related to production equipment, information technology and various lab equipment expenditures.

In 2004, Hemosol plans to invest approximately $1,000, 000 in capital expenditures. During the first nine months ended September 30, 2004 the Company has spent approximately $424,000.


RESULTS OF OPERATIONS
FOR THE PERIOD ENDED SEPTEMBER 30, 2004

NET LOSS The Company's net loss decreased from $4.0 million ($0.09 per share) for the quarter ended September 30, 2003 to $3.6 million ($0.06 per share) for the quarter ended September 30, 2004, bringing net loss for the first nine months to $5.7million ($0.10 per share) versus $24.0 million ($0.52 per share) in the prior year. The decrease in net loss for the quarter resulted from the recording of future tax liability offset by the recording of non-cash stock based compensation expenses of $1.4 million. The decrease in net loss for the nine months ended September 30, 2004, resulted from, cost savings plans implemented in 2003 and the recording of future tax liability which were partially offset by the recording of non-cash stock based compensation expenses of $2.5 million.


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
OPERATING EXPENSES The Company's operating expenses consist of research and development expenses, administration, marketing and business development, and support services expenses.

Research and development expenses are comprised of scientific and process development expenses, and regulatory and clinical expenses. Scientific and process development expenses include expenses incurred in connection with basic and applied research, including all pre-clinical trial activity, the optimizing of the manufacturing process and the costs of producing HEMOLINK for clinical trials. Regulatory and clinical expenses are comprised of costs associated with the Company's ongoing and planned clinical trials and its current and planned regulatory development.

Administration expenses are comprised of executive management and administrative costs, including all costs related to being a public registrant in the U.S. and Canada, as well as human resource development costs.

Support services include the cost of information technology, security, materials management and purchasing.

Total operating expenses for the quarter ended September 30, 2004 increased to $5.6 million from $4.3 million for the quarter ended September 30, 2003 (an increase of 30%), bringing operating expenses for the nine months ended September 30, 2004 to $13.6 million compared with $21.6 million for the same period in the prior year. The decrease in operating expenses, partially offset by non-cash stock based compensation expenses of $2.5 million, resulted primarily from a cost savings plan implemented in April 2003, which reduced the average monthly cash used in operating activities by approximately $2.0 million to the current average monthly cash used in operating activities of approximately $1.3 million.

SCIENTIFIC AND PROCESS DEVELOPMENT EXPENSES Scientific and process development expenses increased from $1.8 million for the quarter ended September 30, 2003 to $3.3 million for the quarter ended September 30, 2004, an increase of 83%. This brought scientific and process development expenses for the nine months ended September 30, 2004 to $7.9 million compared with $7.6 million for the same period in the prior year. This increase was due to the recording of non-cash stock based compensation expense of $1.2 million and is offset by reduced personnel expenses associated with manufacturing and a reduction of drug development activities specifically related to HEMOLINK.

REGULATORY AND CLINICAL EXPENSES Regulatory and clinical expenses decreased from $0.7 million for the quarter ended September 30, 2003 to $0.4 million for the quarter ended September 30, 2004, a decrease of 42%. This brought regulatory and clinical expenses for the nine months ended September 30, 2004 to $1.0 million compared with $5.5 million in the prior year. The decrease in clinical and regulatory costs result from specific cost savings measures as well as a decrease in site activity due to suspended enrollment in the Company's HEMOLINK clinical trials offset by the recording of cash-based stock based compensation expense of $0.1 million.

ADMINISTRATION EXPENSES Administrative expenses increased from $1.3 million for the quarter ended September 30, 2003 to $1.4 million for the quarter ended September 30, 2004, an increase of 8%. Administrative expenses for the nine months ended September 30, 2004 were $3.6 million compared with $ 5.0 million for the same period in the prior year. This decrease was due primarily to a reduction in salaries, recruitment costs, and general consulting expenses offset by the recording of non-cash stock based compensation expense of $1.2 million.

MARKETING AND BUSINESS DEVELOPMENT EXPENSES Marketing and business development expenses increased from $0.1 million for the quarter ended September 30, 2003 to $0.3 million for the quarter ended September 30, 2004, an increase of 200%. Business development expenses for the nine months ended September 30, 2004 were $0.6 million compared with $1.5 million for the same period in the prior year. This decrease was primarily due to reduction in costs associated with HEMOLINK related medical education, symposia participation and communication programs focused within the medical community. Future expenses will be related to business development costs associated with contract manufacturing and pipeline partnering activities.

SUPPORT SERVICES Support services expenses decreased from $0.3 million for the quarter ended September 30, 2003 to $0.2 million for the quarter ended September 30, 2004, a decrease of 33%. This brought support services expenses for the nine months ended September 30, 2004 to $0.5 million compared with $1.7 million for the same period in the prior year. This decrease was due primarily to salary reductions associated with HEMOLINK clinical trials.

AMORTIZATION OF DEFERRED CHARGES Amortization of deferred charges for the quarter ended September 30, 2004, were $0.1 million, which represents the charge related to the amortization of the issuance of 2,000,000 additional warrants (of which 833,330 have vested) related to the establishment of the Company's Credit Facility which was entered into in October 2002. The issuance of the additional warrants allowed the Company to extend the term of the Guarantee from October 21, 2004 to June 20, 2005 and the Facility expiry date from October 1, 2004 to May 25, 2005.

INTEREST Net interest expense for the nine months ended September 30, 2004 was $0.6 million compared to $0.4 million for the same period in the prior year. The change was a result of the Company fully drawing down funds from its $20 million credit facility offset by higher cash and cash-equivalent balances.


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
CASH FLOW

OPERATING ACTIVITIES The cash used by operating activities for the three month period ended September 30, 2004 increased from $2.6 million for the quarter ended September 30, 2003 to $3.4 million for the quarter ended September 30, 2004, a increase of 31%. This brought cash used by operating activities for the nine months ended September 30, 2004 to $11.6 million compared with $23.7 million for the same period in the prior year. The significant decrease was a result of restructuring measures implemented in April 2003, specifically, a reduction in cost expenditures associated with HEMOLINK activity.

INVESTING ACTIVITIES On June 3, 2004 the Company paid ProMetic $1.5 million upon the signing of a definitive license agreement and also issued an additional 1,000,000 common shares recorded at $1.26 per share.

On April 30, 2004, upon closing the Arrangement, the Company received $15.0 million ($12.9 million net of transaction expenses), from LPBP Inc. In addition $1 million in additional proceeds are being held in escrow to satisfy pre-closing contingent liabilities, if any, relating to the Blood Products Business remaining with LPBP Inc. which may arise within the one-year period following April 30, 2004.

FINANCING ACTIVITIES On January 23, 2004, $0.4 million representing the net proceeds from the series B special warrants issued in November 2003 was released from escrow to the Company.

On February 19, 2004, the Company received gross proceeds of $0.2 million for the conversion of 200,000 common share purchase warrants at an exercise price of $0.90 to common shares, related to the November 28, 2003 series A and series B special warrants issuances.


QUARTERLY FINANCIAL DATA
(THOUSANDS OF DOLLARS)

                                       2004        2004         2004        2003        2003       2003        2003        2002
-----------------------------------------------------------------------------------------------------------------------------------
                                        Q3          Q2           Q1          Q4          Q3         Q2          Q1          Q4
                                   ------------------------------------------------------------------------------------------------
(thousands of dollars)                 9/30        6/30         3/31       12/31        9/30       6/30        3/31        12/31
-----------------------------------------------------------------------------------------------------------------------------------
REVENUE                                   0            0           0            0          0           0           0           0

Loss from operations                  5,603        4,499       3,514       10,411      4,274       8,099       9,195      10,517

Net loss (income) for the period      3,596       (2,929)      4,995       10,947      3,984       9,624      10,387      11,408

Net loss (income) for the period
 per common share                      0.06        (0.05)       0.09         0.22       0.09        0.21        0.23        0.26
-----------------------------------------------------------------------------------------------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2004 the Company had $8.2 million of cash and cash-equivalents.

On April 30, 2004, the Company received proceeds of $16.0 million ($13.9 million net of transaction expenses), including $1 million currently held in escrow to satisfy pre-closing contingent liabilities, if any, relating to the Blood Products Business remaining with LPBP Inc, which arise within the one-year period following April 30, 2004) along with certain other consideration upon completion of the Arrangement. The proceeds will allow the Company to continue with a number of value-creating initiatives including:

o The implementation at pilot scale of the novel "Cascade" or plasma purification technology developed by ProMetic and the American Red Cross;

o The opportunity to provide biomanufacturing services to other biotech companies; and

o Further development of product candidates in our research pipeline, including HEMOLINK.

Hemosol has not been profitable since inception, and at September 30, 2004, the Company had an accumulated deficit of $261.7 million.

The Company's ability to continue as a going concern is dependent upon its ability to secure additional financing in order to be able to continue its development activities and successfully bring its products to market, either on its own or with partners.

The Company is actively pursuing opportunities to generate revenues and reduce its cash burn such as using its Meadowpine facility to provide manufacturing services to companies in the biotechnology and biopharmaceutical sectors focused in the area of blood and blood protein products. In September 2004, the Company signed a multi-year agreement with Organon Canada, whose revenues will contribute to reducing the monthly cash burn rate beginning in 2005.

The Company believes that it will be successful in pursuing other opportunities or securing additional financing and as a result will be able to meet its short-term cash flow requirements. However, the successful conclusion of these transactions cannot be predicted at this time, which casts substantial doubt on the Company's ability to continue as a going concern.

COMMITMENTS

LONG-TERM DEBT On October 25, 2002, the Company entered into a credit facility agreement [the "Facility"] with the Bank of Nova Scotia in the amount of $20 million. The Facility is guaranteed by MDS [the "Guarantee"], a shareholder with greater than 10% shareholding in the Company and has a number of appointees to the Board of Directors, and is collateralized by a fixed and floating charge over all of the assets of the Company. Under the Guarantee, MDS is subrogated and takes an assignment of the rights and remedies of the Bank of Nova Scotia under the facility. Borrowings under the Facility will bear interest at a rate of prime plus 1% per annum, or a bankers' acceptance fee of 2% per annum, with interest payable monthly.

As part of the special meeting of the shareholders on January 22, 2004 the Company was authorized to issue an additional 4,000,000 warrants to MDS. The issuance of the warrants will extend the Facility expiry date from October 1, 2004 to May 25, 2005. As a result of the Arrangement these 4,000,000 warrants have been reduced to 2,000,000 warrants which were issued by August 25, 2004, of which 999,998 have vested as of September 30, 2004. The remaining 1,000,002 will vest equally over the next seven months

PROMETIC The Company has agreed to pay ProMetic additional milestone payments with a maximum aggregate value of approximately $14.0 million. The remaining milestone payments will be due and payable by Hemosol to ProMetic upon the achievement of four separate predetermined technical and regulatory milestones.

In addition to the licence fee, Hemosol will pay ProMetic royalty fees of 8% of net sales of products isolated using the Cascade to resellers and a royalty of 5% of net sales of products isolated using the Cascade to end users, both on a worldwide basis.


OPERATING LEASES The future minimum annual lease payments under operating lease agreements for equipment in aggregate for the years ending September 30 are approximately as follows:
                                                               $
-------------------------------------------------------------------------

2005                                                          204
2006                                                           96
2007                                                           87
2008                                                           26
2009                                                            0
Thereafter                                                     --
-------------------------------------------------------------------------
                                                              413
-------------------------------------------------------------------------

OUTSTANDING SHARE DATA

On January 22, 2004, all 7,200,000 series A special warrants and 641,800 series B special warrants were exercised for no additional consideration, after receiving approval for 7,841,800 common shares and 3,920,890 common share purchase warrants. In addition the company issued 392,090 broker options as payment for share issue costs. The broker options entitle the option holders to purchase in aggregate 392,090 common shares and 196,045 common share purchase warrants at an exercise price of $0.75, exercisable at any time prior to the earlier of: [i] November 28, 2006; and [ii] 30 days following the date on which the Company notifies the option holders that the volume-weighted average price of a common share on the Toronto Stock Exchange ["TSX"] for 20 consecutive trading days is greater than or equal to $2.25.

Each of the common share purchase warrants entitles the holder to purchase one common share at a price of $0.90 per common share, at any time prior to the earlier of: [I] November 28, 2006; and [ii] 30 days following the date on which the Company notifies the option holders that the volume-weighted average price of a common share on the TSX for 20 consecutive trading days is greater than or equal to $2.25. During the first six months 199,999 common share purchase warrants have been exercised.

On June 2, 2004 upon signing a definitive license agreement with ProMetic 1,000,000 common shares were issued and recorded at $1.26 per share.

On August 18, 2004, the Company issued to MDS additional 2,000,000 warrants related to the establishment of the Company's $20 million credit facility in 2002. The cost of these warrants with a fair value determined using the Black-Scholes option pricing model amounted to approximately $1 million

As of October 28, 2004 the Company's outstanding common shares were 57,145,583 and warrants and options were 15,784,179.


APPLICATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Critical accounting policies and estimates are those policies that are most important and material to the preparation of the financial statements, and which require management's most subjective and complex judgment due to the need to select policies from among alternatives available, and to make estimates about matters that are inherently uncertain. Significant estimates made by management include the basis for valuing stock-based compensation and, the impairment and useful lives of long-lived asset.


STOCK-BASED COMPENSATION Hemosol records compensation expense for employee stock options granted after January 1, 2003 using the fair value method. The Black-Scholes model used to calculate option values requires four subjective assumptions, being future stock price volatility, risk free rate, expected dividend yield and expected time until exercise. A significant change in these estimates could have a material impact on our results of operations.

LONG-LIVED ASSETS Long-lived assets are carried at cost less accumulated amortization and are amortized on a straight-line basis over their useful life. Hemosol amortizes long-lived assets on a systematic basis to reflect the pattern in which the economic benefits of the asset are consumed, if that basis can be reliably determined. Useful life is the period over which the long-lived asset is expected to contribute directly or indirectly to our future cash flows. Hemosol determines the useful lives of long-lived assets based on a number of factors such as legal, regulatory or contractual limitations, known technological advances, anticipated demand and the existence or absence of competition. A significant change in these factors may warrant a revision of the expected remaining useful life of a long-lived asset, which could have a material impact on the Company's results of operations.

Assets under construction or validation for commercial purposes are not amortized until available for use.

Management reviews the carrying amount of long-lived assets with finite lives if events or circumstances indicate that the carrying amount may not be recoverable. Recoverability is measured by comparing the carrying amounts of a group of assets to the future undiscounted net cash flows expected to be generated by that group of assets. If the carrying amount were not recoverable, the Company would recognize an impairment loss equal to the amount that the carrying value of a group of assets exceeds their fair value. Some of the more significant estimates and assumptions inherent in determining fair value include: (i) the amount and timing of the future cash flows; and (ii) the discount rate reflecting the risks inherent in the future cash flows. A change in any of these estimates and assumptions could produce a different fair value, which could have a material impact on our results of operations.

RISKS AND UNCERTAINTIES

GENERAL BUSINESS RISKS

HEMOSOL'S ABILITY TO CONTINUE AS A GOING CONCERN IS DEPENDENT UPON ITS ABILITY TO SECURE ADDITIONAL FINANCING.

Hemosol's ability to continue as a going concern is dependent upon its ability to secure additional financing in order to be able to continue its product development activities, implement the Cascade at the Meadowpine Facility and successfully bring its products to market.

Currently, the Company is in discussions with strategic investors and financial institutions to obtain additional financing in several different forms. Should these efforts be unsuccessful, there will be substantial doubt about the Company's ability to continue as a going concern.


HEMOSOL'S PRODUCTS ARE IN VARIOUS STAGES OF DEVELOPMENT AND HAVE NOT YET BEEN PRODUCED OR MARKETED COMMERCIALLY, MAKING IT DIFFICULT TO EVALUATE ITS BUSINESS.

Hemosol's operations to date have consisted primarily of developing and testing its products. The Company has no operating history upon which to evaluate its business and prospects. To succeed, the Company must develop its products on a commercial scale, which will require, among other things, obtaining appropriate regulatory approvals, identifying and successfully penetrating key markets for its products and selling sufficient quantities of its products at the margins necessary to fund the Company's continuing operations and growth strategy.


HEMOSOL'S FAILURE TO RETAIN AND ATTRACT PERSONNEL COULD HARM ITS BUSINESS, OPERATIONS AND PRODUCT DEVELOPMENT EFFORTS.

Hemosol's products require sophisticated management, research and development, marketing and sales, regulatory and clinical development personnel. Hemosol's success depends on its ability to attract, train and retain such personnel. The market for the highly trained personnel the Company requires is very competitive, due to the limited number of people available with the necessary technical skills and understanding of its products and technology. In addition, the Company terminated the employment of substantially all its employees, which restricts Hemosol's current activity levels. In order for Hemosol to resume its clinical trials for HEMOLINK and implement the Cascade at commercial levels at the Meadowpine Facility, it will require new employees who may not be available or would be difficult to replace in the time frame required or at competitive compensation rates. If the Company fails to retain and attract qualified personnel, its business operations and product development efforts will suffer.


HEMOSOL'S INTELLECTUAL PROPERTY RIGHTS MAY NOT PROVIDE MEANINGFUL COMMERCIAL PROTECTION FOR ITS PRODUCTS. THIS COULD ENABLE THIRD PARTIES TO USE HEMOSOL'S TECHNOLOGY, OR VERY SIMILAR TECHNOLOGY, AND COULD REDUCE ITS ABILITY TO COMPETE IN THE MARKET.

The Company relies on patent, copyright, trade secret and trademark laws to limit the ability of others to compete with it using the same or similar technology. However, these laws afford only limited protection and may not adequately protect Hemosol's rights to the extent necessary to sustain any competitive advantage it may have. Hemosol's patents, or those it licenses, may be challenged, invalidated or designed around by third parties. Hemosol's patent applications may not issue as patents in a form that will be advantageous to it, or at all. If Hemosol's intellectual property does not prove to have sufficient protection against competition, its competitors could compete more directly with

Hemosol. Moreover, if the Company loses any key personnel, it may not be able to prevent the unauthorized disclosure or use of Hemosol's technical knowledge or other trade secrets by those former employees despite the existence of non-disclosure and confidentiality agreements and other contractual restrictions to protect Hemosol's proprietary technology.


HEMOSOL'S SUCCESS WILL DEPEND PARTLY ON ITS ABILITY TO OPERATE WITHOUT INFRINGING THE PROPRIETARY RIGHTS OF OTHERS.

Third parties may claim that Hemosol's products infringe their intellectual property rights. This risk is exacerbated by the fact that the validity and breadth of medical technology patents involve complex legal and factual questions for which important legal principles remain unresolved. Hemosol's competitors or others may assert that its products and the methods it employs may be covered by patents held by them.

In addition, because patent applications can take many years to issue, there may be currently pending applications of which the Company is unaware, which may later result in issued patents which Hemosol's products infringe. There could also be existing patents of which Hemosol is not aware that its products may infringe. As the Company commercializes its hemoglobin-based oxygen carriers and as competitors commercialize other hemoglobin replacement products in the future, the possibility of patent infringement claims against us may increase.

If the Company loses a patent infringement lawsuit, it could be required to pay substantial monetary damages. Moreover, the Company could be prevented from selling its products unless it can obtain a licence to use technology or ideas covered by any such patent or are able to redesign Hemosol's products to avoid infringement. A licence may not be available at all or on terms acceptable to the Company, or the Company may not be able to redesign Hemosol's products to avoid any infringement. Modification of Hemosol's products or development of new products could require the Company to conduct additional clinical trials and to revise its filings with health regulatory agencies, which could be time-consuming and expensive. The Company will be materially harmed if it is unable to successfully defend any infringement litigation relating to these patents or is unable to obtain any required licence or sub-licence to these patents. In addition, the costs and time commitments involved in litigation could harm Hemosol's business.


IF THE COMPANY IS UNABLE TO DEVELOP NEW PRODUCTS TO KEEP PACE WITH TECHNOLOGICAL DEVELOPMENTS IN THE BIOMEDICAL FIELD, IT MAY NOT BE ABLE TO GENERATE ANY REVENUES OR ANY REVENUES IT GENERATES IN THE FUTURE MAY BE ADVERSELY AFFECTED.

The biomedical field, which is the market for Hemosol's products, is characterized by rapid technological change, new and improved product introductions, changes in regulatory requirements and evolving industry standards. The Company may not be successful in developing or introducing to the market new products or technology. If the Company fails to develop and deploy new products on a successful and timely basis, the Company may become non-competitive and unable to recoup the research and development and other expenses incurred to develop and test new products.


THE COMPANY HAS A HISTORY OF LOSSES AND EXPECTS FUTURE LOSSES.

The Company has had losses from operations for each fiscal year since its inception. The Company expects to continue to incur losses from operations until it is able to commercialize HEMOLINK and/or products developed under its strategic alliance with ProMetic. While the Company also continues to advance a number of initiatives to generate revenue in the near term through the provision of manufacturing services at the Meadowpine Facility to third parties in the life sciences sector, Hemosol is unlikely to realize significant revenues in the near term from the strategic alliance with ProMetic or any of these other initiatives. Consequently, Hemosol expects net cash outflows and operating and net losses to continue for the near term. In addition, if Hemosol's products under development are not commercially viable, it may never achieve profitability. Even if Hemosol achieves profitability, it may not be able to sustain or increase profitability on an ongoing basis.


HEMOSOL'S PROFITABILITY WILL BE AFFECTED IF IT EXPERIENCES PRODUCT LIABILITY CLAIMS IN EXCESS OF ITS INSURANCE COVERAGE.

The testing and marketing of medical products, even after regulatory approval, has an inherent risk of product liability. The Company maintains product liability insurance coverage in the total amount of $20 million relating to Phase I, II and III clinical trials. The Company intends to obtain more extensive coverage as the development of its products progresses. Hemosol's profitability would be adversely affected by a successful product liability claim in excess of its insurance coverage. The Company cannot guarantee that product liability insurance will be available in the future or be available on reasonable terms.


THE HEMOGLOBIN THE COMPANY OBTAINS FOR ITS PRODUCTS COULD CONTAIN INFECTIOUS AGENTS.

Any product derived from human blood, notwithstanding the rigorous testing procedures now used for the selection of donor blood, can conceivably carry infectious agents, known or as yet unknown, that were present in the source blood. In the manufacture of HEMOLINK, the procedure by which the hemoglobin is purified includes a sequence of validated steps to remove or inactivate viral and other potentially infectious material. While the Company is confident that its process has achieved the highest standard of purity, there is a theoretical and remote risk that an infectious agent could remain in the product or resist these stringent procedures. If the red blood cells Hemosol obtains contain infectious agents, it could result in a loss of, or a delay in, the commercialization of HEMOLINK. Such defects could cause adverse publicity, damage Hemosol's reputation and impair its ability to market its products. In addition, the Company may be subject to significant liability claims.


IF THE COMPANY IS NOT ABLE TO COMPLY WITH NASDAQ'S MINIMUM BID PRICE REQUIREMENTS, ITS SHARES WILL LIKELY BE DELISTED FROM NASDAQ.

On June 21, 2004, the Company received a letter from NASDAQ indicating that the Company was not in compliance with the minimum bid price of U.S.$1.00 per share during the last 30 consecutive business days, which is a requirement for continued listing on NASDAQ. The Company has until December 20, 2004 to regain compliance. If the Company does not regain compliance with the minimum bid price requirement by December 20, 2004 it may qualify, as of such date, for an additional 180 day extension of the compliance period to regain compliance. Although the Company's shareholders approved a resolution giving the company's board of director's discretion to effect a consolidation of its shares, its board of directors may for other valid reasons not effect such consolidation. Should the Company's share price continue to trade below the minimum bid price of U.S. $1.00 per share during the compliance period and its board of directors decide not to effect a share consolidation, the Company will likely be delisted from NASDAQ National Market.


RISKS ASSOCIATED WITH THE STRATEGIC ALLIANCE WITH PROMETIC

The Company cannot assure that it will be able to successfully implement the commercially unproven cascade purification process that has been licensed to it pursuant to its strategic alliance with ProMetic in order to generate revenues or achieve profitability. The Company recently entered into a strategic alliance with ProMetic pursuant to which it has been granted exclusive rights to use and market products derived from a novel cascade purification process, referred to as the Cascade, to recover valuable proteins from human plasma. The Company is the first licensee of the Cascade and will be the first party to attempt to implement the technology on a commercial scale. The principal process and technology of the Cascade is composed of a series of discrete steps that have been optimized and aggregated into a unique sequence, and the effectiveness of the Cascade as a whole is unproven on a commercial scale. Consequently, the Company cannot assure you that it will be able to successfully implement the Cascade in order to generate revenues or achieve profitability. The exclusivity of the Company's rights to the Cascade is subject to its ability to successfully negotiate and establish performance thresholds acceptable to ProMetic for the implementation of the Cascade and the commercialization of resulting products. If the Company is unable to establish performance thresholds acceptable to ProMetic or if it is unable to achieve performance thresholds when they are established, all or some aspects of the Company's license to use the Cascade would become non-exclusive. The Company will continue to work with ProMetic to negotiate and establish performance thresholds satisfactory to both parties. However, there is no guarantee that it will be able to reach a satisfactory agreement or that it will be able to implement the Cascade and sell a sufficient quantity of products derived from the Cascade to achieve any performance thresholds agreed upon with ProMetic.


HEMOSOL'S ABILITY TO SUCCESSFULLY IMPLEMENT AND COMMERCIALIZE PRODUCTS DERIVED FROM ITS STRATEGIC ALLIANCE WITH PROMETIC IS SUBJECT TO THE NEGOTIATION AND ENTERING INTO OF AGREEMENTS WITH THIRD PARTIES.

In order to successfully implement the Cascade and achieve its commercial goals, Hemosol will require a sufficient supply of processing materials from third parties, including ProMetic and the American Red Cross. Hemosol also expects the American Red Cross to purchase a significant portion of the products to be manufactured by the Company using the Cascade. The terms and conditions of such supply and purchase remain to be determined and are subject to further discussions and the negotiation and entering into of definitive agreements with ProMetic and the American Red Cross. The Company cannot assure you that it will successfully negotiate and enter into these definitive agreements. If the Company cannot enter into these agreements, it will have difficulty sourcing its processing materials and/or selling its manufactured products, which would adversely affect its ability to implement the Cascade and realize the benefits of the ProMetic strategic alliance.


THE COMMERCIALIZATION OF PRODUCTS DERIVED FROM THE CASCADE IS SUBJECT TO RECEIPT OF REGULATORY APPROVALS.

The commercialization of all plasma-based therapeutic protein products produced using the Cascade will require the receipt of regulatory approvals for each discrete product. In circumstances where the Company uses the Cascade to manufacture products that are already licensed in a given market, the requisite approval process should be abridged as compared to the approval process required for a novel product. However, where Hemosol seeks to commercialize a novel product, which does not have a licensed equivalent, a full-scale clinical trial and approval process will be required. Regulatory authorities also require separate approval for each additional proposed indication for the use of such products. Hemosol cannot guarantee that the regulatory authorities will approve any of the therapeutic products for the indications proposed. If Hemosol does not receive the appropriate regulatory approvals, it will not be able to market or sell these products, and its business will be adversely affected.

RISKS ASSOCIATED WITH THE COMMERCIALIZATION OF THE COMPANY'S PRODUCTS

THE COMPANY IS DEPENDENT ON SUBSTANTIAL WORKING CAPITAL FOR THE SUCCESSFUL COMMERCIALIZATION OF ITS PRODUCTS.

The Company requires substantial working capital to properly develop, manufacture and sell its products. The Company believes that, following the proactive steps taken in April 2003 to reduce cash burn, its current cash resources, together with the proceeds from the Offering, will be sufficient to fund its anticipated operating and capital expenditures into the second quarter of 2005, at which point the Company will require additional financing. Hemosol's planned cash requirements may vary materially in response to a number of factors, including:

o the cost of conducting all required non-clinical analysis with the objective of getting HEMOLINK cleared for further clinical development;

o     research and development and clinical trial results generally;

o the achievement of key milestones associated with the strategic alliance with ProMetic;

o     changes in any aspect of the regulatory process; and

o delays in obtaining all requisite regulatory approvals for the Company's products and Meadowpine Facility.

Hemosol's capital-raising efforts could involve the issuance and sale of additional Hemosol Shares or debt and/or the sale of some of its assets. The Company may not be able to raise any debt or equity financing if and when it is needed. If any required financing is not available, Hemosol's ability to continue as a going concern will be in substantial doubt.


THE COMPANY HAS LIMITED MANUFACTURING CAPABILITIES AND LIMITED FINANCIAL RESOURCES, WHICH COULD ADVERSELY IMPACT ITS ABILITY TO COMMERCIALIZE HEMOLINK.

To date, the Company has carried out Hemosol's production activities only on research and pilot scales. In order to commercialize HEMOLINK successfully, the Company must be able to manufacture HEMOLINK in commercial quantities, in compliance with regulatory requirements, at acceptable costs and in a timely manner. In an effort to significantly shorten the time to profitable commercialization of HEMOLINK, the Company built the Meadowpine Facility with an annual capacity of 300,000 units, in anticipation of regulatory approvals. In light of the recent cessation of clinical trial activity and the refocusing of the Meadowpine Facility pursuant to the Company's strategy to seize commercial opportunities presented by the strategic alliance with ProMetic and by providing manufacturing services, production of HEMOLINK at a large commercial scale may require the use of third party manufacturing facilities in addition to the Company's own manufacturing facilities. Such facilities may not be available within the timeline contemplated by the Company for the effective commercialization of HEMOLINK or such facilities as well as the Meadowpine Facility would require investment by Hemosol to install additional specialized manufacturing equipment to permit the production of HEMOLINK in parallel with the activities contemplated under the ProMetic MOU. Any facility will also have to be approved by regulators in the various jurisdictions in which Hemosol seeks marketing approval for HEMOLINK.

The resumption of clinical trial activity related to the commercialization of HEMOLINK will be dependent on the outcome of discussions with the relevant regulatory agencies, the Company's ability to secure adequate financial resources and/or the Company's ability to enter into a strategic partnership with a third party that will contribute a portion of the development, regulatory, commercialization and marketing resources and costs that may be required.


EVEN IF THE COMPANY OBTAINS REGULATORY APPROVALS TO MARKET HEMOLINK, THE COMPANY WILL BE SUBJECT TO STRINGENT, ONGOING GOVERNMENT REGULATION AND PLANT INSPECTIONS, WHICH COULD CAUSE UNEXPECTED DELAYS IN THE MANUFACTURE, MARKETING AND SALE OF HEMOLINK.

In order to seek regulatory approval for the marketing and sale of its products, Hemosol must first successfully complete both pre-clinical studies and clinical trials. These studies and trials must demonstrate that the products are safe and effective for the clinical use for which approval is sought. Even if regulatory authorities approve HEMOLINK, its manufacture, marketing and sale will be subject to ongoing regulation, including inspection and market surveillance for compliance with Good Manufacturing Practice regulations in Canada and other jurisdictions. Any enforcement action resulting from Hemosol's failure to comply with these requirements could adversely affect the manufacture and marketing of HEMOLINK. In addition, regulatory authorities could withdraw a previously approved product from the market upon receipt of newly discovered information and/or require additional, and potentially expensive, studies in areas outside existing approved indications. Adverse results from, or unanticipated delays in, clinical trials or failure to receive the appropriate regulatory approvals could adversely impact Hemosol's business. Unanticipated changes in existing regulations or the adoption of new regulations could adversely affect the manufacture and marketing of Hemosol's products. Ongoing government regulation and plant inspections could cause unexpected delays and adversely impact Hemosol's business. Failure to comply with applicable regulatory requirements may also result in criminal prosecution, civil penalties, recall or seizure of products, or partial or total suspension of production.

RISKS ASSOCIATED WITH REGULATORY APPROVAL REQUIREMENTS

FAILURE TO OBTAIN NECESSARY REGULATORY APPROVALS TO COMMERCIALIZE HEMOLINK OR ANY SIGNIFICANT DELAY IN OBTAINING THESE APPROVALS WOULD HARM HEMOSOL'S BUSINESS.

On March 13, 2003, based on the recommendation of the DSMB, the Company elected to review safety data prior to continuing enrolment in Hemosol's cardiac trial. This trial involves the use of HEMOLINK in patients undergoing cardiac bypass grafting surgery. The DSMB's recommendation was based on an observation of an imbalance in the incidence of certain adverse events between the HEMOLINK and control groups reflective of myocardial infarctions. This observation from the cardiac trial interim data may be due to any number of reasons, including variables in the patient population. As a precaution, the Company has also voluntarily suspended enrolment in its Phase II clinical study involving the use of HEMOLINK in patients undergoing orthopaedic surgery. In June 2003, the Company completed an internal review which confirmed the observations of the DSMB of an imbalance of certain adverse events reflective of myocardial infarctions between the HEMOLINK and control groups and the Company elected to terminate the study early in order to conduct a full safety analysis. That analysis is complete. This analysis is being supplemented by a limited series of non-clinical studies that are nearing completion. The Company's next step is to request a meeting with the FDA in the fourth quarter of 2004, with the objective of establishing a clinical path for HEMOLINK in early 2005.

Upon the successful conclusion of all requisite clinical trial activity, the Company's ability to ultimately commercialize HEMOLINK is subject to regulatory approvals. The Company intends to market HEMOLINK in the U.S., Europe and other international markets and will require separate regulatory approval from each jurisdiction. If the Company does not receive the appropriate regulatory approvals, it will not be able to market or sell HEMOLINK, and Hemosol's business will be adversely affected. Regulatory authorities also require separate approval for each additional proposed indication for the use of HEMOLINK. The Company cannot guarantee that the regulatory authorities will approve HEMOLINK for each indication proposed.


REGULATORY APPROVALS ARE REQUIRED FOR THERAPEUTIC PROTEIN PRODUCTS.

The commercialization of all plasma-based therapeutic protein products produced using the Cascade will require the receipt of regulatory approvals for each discrete product. In circumstances where Hemosol uses the Cascade to produce products that are already licensed in a given market, the requisite approval process should be abridged as compared to the approval process required for a novel product such as HEMOLINK. Under this abridged scenario, Hemosol, or the party for whom Hemosol is manufacturing the product under contract, will be required to undertake clinical trials to demonstrate that the given product is the "bio-equivalent" (i.e. displays the same or superior key therapeutic and safety qualities) as the licensed product it seeks to compete against. Where Hemosol seeks to commercialize a novel product, which does not have a licensed equivalent, a full scale clinical trial and approval process, similar to that for HEMOLINK, will be required. If the Company does not receive the appropriate regulatory approvals, it will not be able to market or sell these products, and Hemosol's business will be adversely affected. Regulatory authorities also require separate approval for each additional proposed indication for the use of such products. The Company cannot guarantee that the regulatory authorities will approve any of the therapeutic products for the indications proposed.


THE COMPANY MAY BE UNABLE TO DEVELOP AND MAINTAIN ADEQUATE SOURCES OF HEMOGLOBIN AND PLASMA.

HEMOGLOBIN

Although the Company expects to be able to purchase sufficient quantities of human red blood cells to support the early stages of HEMOLINK's commercialization, it will need to develop other sources of hemoglobin if its source of supply is disrupted or if the market demand for HEMOLINK is greater than anticipated. The Company is advancing proprietary cell expansion technology for the purpose of developing an additional or alternative supply of hemoglobin from cells grown outside the body. However, Hemosol's cell expansion technology is still in the early stages of development.

The Company utilizes a number of other raw materials and components that are currently provided by sole sourced suppliers. Hemosol will need to identify and qualify alternative backup sources for these components and/or identify other actions to ensure continuous supply of key materials.

PLASMA

The commercial activity contemplated under the strategic alliance with ProMetic calls for the discovery, development and manufacture of therapeutic and non-therapeutic products derived from human blood plasma. Plasma is one of several key products that are supplied through the donation of blood at blood collection centres. Following collection, plasma can be purchased in bulk quantities from a variety of suppliers, including the American Red Cross, on a global basis. The strategic alliance with ProMetic includes the agreement in principle of the American Red Cross to supply the requisite raw materials to Hemosol, and the subsequent purchase of specified finished products. Hemosol is also permitted to source and purchase plasma from other supplier(s) of its choice on a worldwide basis. However, the terms and conditions of such supply by the American Red Cross are subject to further discussion and the negotiation and entering into of definitive agreements. If Hemosol cannot enter into these agreements, it would need to develop alternative sources of plasma. Hemosol cannot assure you that it could successfully develop these alternative sources. If Hemosol is unable to develop or maintain adequate sources of plasma, its business would be adversely affected.


OUTLOOK

The Company expects to incur losses in 2004 and 2005 from operations until it is able to commercialize HEMOLINK and/or products developed under its strategic alliance with ProMetic. The Company also continues to advance a number of initiatives to generate revenue in the near-term through the provision of manufacturing services at the Meadowpine Facility to third parties in the life sciences sector.

The Company's average monthly cash used in operating activities for the fourth quarter of 2004 will be approximately $1.3 million. Operating expenses beyond this period will depend on a number of factors and guidance will be updated accordingly. The Company expects that its cash resources will be sufficient to fund anticipated operating and capital expenditures into the second quarter of 2005, exclusive of milestone payments that may come due under the ProMetic license agreement. The Company's ability to continue as a going concern and implement the Cascade technology is dependent upon its ability to secure additional financing. Hemosol is pursuing various equity and non-equity financing alternatives. The Company believes that it will successfully conclude one or more of these transactions. However, the successful conclusion of these transactions cannot be predicted at this time. Should these efforts be unsuccessful, there will be substantial doubt about the Company's ability to continue as a going concern.

In addition to the continued analysis of data with respect to HEMOLINK, the Company continues to pursue a number of strategic opportunities with respect to the commercialization of its pipeline of oxygen therapeutics and drug delivery products as well as opportunities related to the utilization of the Meadowpine manufacturing facility.

FORWARD LOOKING STATEMENTS

To the extent any statements made in this document contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results in other risks. Many risks and uncertainties are inherent in the pharmaceutical industry; others are more specific to the Company. Many of the significant risks related to the Company are described in the Company's 2003 annual report.

CONSOLIDATED BALANCE SHEETS
(unaudited)
See Note 1b- Basis of Presentation

------------------------------------------------------------------------------------------------------------
                                                                 SEPTEMBER, 30                 December, 31
                                                                          2004                         2003
(THOUSANDS OF CANADIAN DOLLARS)                                      UNAUDITED                      audited
------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT
Cash and cash equivalents                                                8,154                        8,125
Cash held in escrow [notes 4d and 5]                                     1,000                          448
Prepaids and other assets                                                  822                          735
Inventory                                                                1,232                        1,274
------------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                    11,208                       10,582
------------------------------------------------------------------------------------------------------------

Property, plant and equipment, net                                      82,659                       83,881
Patents and trademarks, net                                              1,274                        1,368
License technology, net [note 6]                                         5,095                        2,520
Deferred charges, net [note 2]                                             285                        2,026
TOTAL OTHER ASSETS                                                      89,313                       89,795
------------------------------------------------------------------------------------------------------------
                                                                       100,521                      100,377
------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

Accounts payable and accrued liabilities                                 1,830                        3,394
Short-term debt                                                         20,000                       20,000
------------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                               21,830                       23,394
------------------------------------------------------------------------------------------------------------

LONG TERM LIABILITIES

Minority interest [note 4a]                                              5,557                            -
Future tax liability [note 4b]                                             748                            -
------------------------------------------------------------------------------------------------------------
TOTAL LONG TERM LIABILITIES                                              6,305                            -
------------------------------------------------------------------------------------------------------------
                                                                        28,135                       23,394
------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

Common shares [note 6]                                                 311,668                      305,983
Warrants and options [notes 2, 4c and 6]                                13,332                       15,642
Contributed surplus [note 4c]                                            9,125                        8,535
Deficit                                                               (261,739)                    (253,177)
------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                              72,386                       76,983
------------------------------------------------------------------------------------------------------------
                                                                       100,521                      100,377
------------------------------------------------------------------------------------------------------------

See accompanying notes

On behalf of the Board:


/s/ Edward K. Rygiel                         /s/ Lee Hartwell

Edward K. Rygiel                             Lee Hartwell
Chairman of the Board and Director           President & Chief Executive Officer

CONSOLIDATED STATEMENTS OF LOSS
(unaudited)

                                                                      3 MONTHS                                9 MONTHS
                                                                    PERIOD ENDED                            PERIOD ENDED
----------------------------------------------------------------------------------------------------------------------------------
                                                         SEPTEMBER 30        September 30         SEPTEMBER 30       September 30
(THOUSANDS OF CANADIAN DOLLARS EXCEPT FOR SHARE DATA)            2004                2003                 2004               2003
----------------------------------------------------------------------------------------------------------------------------------
EXPENSES
Research and development [note 3]
   Scientific and process                                       3,298               1,847                7,905              7,560
   Regulatory and clinical                                        354                 704                1,007              5,464
Administration [note 3]                                         1,446               1,349                3,614              5,036
Marketing and business development                                284                 125                  597              1,547
Support services                                                  224                 251                  485              1,678
Foreign currency translation loss (gain)                           (3)                 (2)                   6                283
----------------------------------------------------------------------------------------------------------------------------------

Loss from operations before the following                       5,603               4,274               13,614             21,568
Amortization of deferred charges                                  115               1,252                1,823              3,747
Interest income                                                   (44)                  -                 (128)                 -
Interest expense                                                  242                 226                  746                448
Stock option expense                                                                    -                    -                  -
Deferred taxes                                                      -                   -                    -                  -
Net gain on Arrangement [note 4d]                                   -                   -               (6,838)                 -
Miscellaneous income                                                -              (1,768)                 (50)            (1,768)
----------------------------------------------------------------------------------------------------------------------------------

Loss before income taxes and minority interest                  5,916               3,984                9,167             23,995
Minority interest                                                (424)                  -                 (680)                 -
Provision for (recovery) of income taxes                            -
    Current                                                        50                   -                  150                  -
    Future                                                     (1,946)                  -               (2,975)                 -
----------------------------------------------------------------------------------------------------------------------------------

Net loss for the period                                         3,596               3,984                5,662             23,995
----------------------------------------------------------------------------------------------------------------------------------
BASIC AND DILUTED LOSS PER SHARE                                 0.06                0.09                 0.10               0.52
----------------------------------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING [000's]                              57,146              46,103               56,493             46,103
----------------------------------------------------------------------------------------------------------------------------------
See accompanying notes


CONSOLIDATED STATEMENTS OF DEFICIT
(unaudited)
                                                                      3 MONTHS                                9 MONTHS
                                                                    PERIOD ENDED                            PERIOD ENDED
----------------------------------------------------------------------------------------------------------------------------------
                                                         SEPTEMBER 30       September 30          SEPTEMBER 30       September 30
(THOUSANDS OF CANADIAN DOLLARS EXCEPT FOR SHARE DATA)            2004               2003                  2004               2003
----------------------------------------------------------------------------------------------------------------------------------

Deficit, beginning of period                                  258,143            260,772               253,177            240,761
Net loss for the period                                         3,596              3,984                 5,662             23,995
Distribution [note 4e ]                                             -                  -                 2,900                  -
----------------------------------------------------------------------------------------------------------------------------------
DEFICIT, END OF PERIOD                                        261,739            264,756               261,739            264,756
----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

                                                                          3 MONTHS                              9 MONTHS
                                                                        PERIOD ENDED                          PERIOD ENDED
                                                              SEPTEMBER 30       September 30       SEPTEMBER 30       September 30
(THOUSANDS OF CANADIAN DOLLARS)                                       2004               2003               2004               2003
------------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net loss for the period                                             (3,596)            (3,984)            (5,662)           (23,995)
Add (deduct) items not involving cash
       Amortization of property plant and equipment                    536                604              1,646              1,800
       Amortization of license technology                              100                  -                187                  -
       Amortization of patents and trademarks                           28                 21                 98                 81
       Amortization of deferred charges [note 2]                       115              1,252              1,823              3,747
       Stock based compensation [note 3]                             1,411                  -              2,464                  -
       Future tax liability                                         (1,946)                 -             (2,975)                 -
       Minority interest                                              (424)                 -               (680)                 -
       Net gain on Arrangement [note 4d]                                 -                  -             (6,838)                 -
       Foreign currency translation (gain) loss                          3                 (2)                (6)               283
------------------------------------------------------------------------------------------------------------------------------------
                                                                    (3,773)            (2,109)            (9,943)           (18,084)

Net changes in non-cash working capital
    balances related to operations                                     369               (464)            (1,630)            (5,590)
------------------------------------------------------------------------------------------------------------------------------------
CASH USED IN OPERATING ACTIVITIES                                   (3,404)            (2,573)           (11,573)           (23,674)
------------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Patent and trademark costs                                               -                (92)                (4)              (187)
Purchase of property, plant and equipment                             (169)              (172)              (424)            (8,332)
Purchase of license technology [note 6]                                  -                  -             (1,502)                 -
Proceeds from Arrangement, net of transaction costs [note 4d]            -                  -             12,898                  -
Proceeds from short term investments                                 6,965                  -                  -                  -
------------------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                      6,796               (264)            10,968             (8,519)
------------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds on issuance of common shares [note 6]                           -                  -                180                  -
Proceeds from loan                                                       -              3,000                  -             16,000
Cash released from escrow [note 5]                                       -                  -                448                  -
Deferred charges                                                         -                  -                  -                (29)
------------------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY FINANCING ACTIVITIES                                    -              3,000                628             15,971
------------------------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATES ON CASH                                        (3)                 2                  6               (283)
------------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and
   cash equivalents during the period                                3,389                165                 29            (16,505)
Cash and cash equivalents, beginning of period                       4,765                909              8,125             17,579
------------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                             8,154              1,074              8,154              1,074
------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All dollar amounts in thousands, except as noted)

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2004
(Unaudited)

1.    BASIS OF PRESENTATION

[a] Hemosol Corp. ("the Company") was incorporated on February 24, 2004 under the Business Corporations Act (Ontario) and is the successor to Hemosol Inc. (subsequently renamed, LPBP Inc.), which was incorporated on July 11, 1985. The Company became the successor to Hemosol Inc. on April 30, 2004, upon the completion of a Plan of Arrangement ("Arrangement") involving Hemosol Inc., its security holders and MDS Inc. that allowed the Company's business to benefit from the effective transfer of a significant portion of its existing and unutilized income tax losses and other tax assets through a transaction that resulted in the Company's business receiving $16 million. The accompanying unaudited consolidated financial statements of the Company have been prepared on a continuity of interest basis from Hemosol Inc. to reflect the impact of the Arrangement.

[b] These consolidated financial statements of the Company have been prepared on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future.

The Company is in its development stage and has incurred cumulative net losses since inception, including a net loss of $5.7 million in the first nine months of 2004, and has an accumulated deficit of $261.7 million as at September 30, 2004.

The Company's ability to continue as a going concern is dependent upon its ability to secure additional financing in order to be able to continue its development activities and successfully bring its products to market, either on its own or with partners.

The Company is actively pursuing further opportunities to generate revenues and reduce its cash burn such as using its Meadowpine facility to provide manufacturing services to companies in the biotechnology and biopharmaceutical sectors focused in the area of blood and blood protein products.

In September 2004, the Company signed a multi-year agreement with Organon Canada, the pharmaceutical division of Akzo Nobel, to be the exclusive Canadian manufacturer and supplier of licensed "Hepalean(R)" products.

The Company believes that it will be successful in pursuing other opportunities or securing additional financing and as a result will be able to meet its short term cash flow requirements. However, the successful conclusion of these transactions cannot be predicted at this time, which casts substantial doubt on the Company's ability to continue as a going concern.

These consolidated financial statement do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying consolidated financial statements.

[c] These unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles applicable to interim financial reporting. These unaudited notes to the consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2003 included in Hemosol Inc.'s Annual Report. These statements follow the same accounting policies and methods as these annual financial statements.


2.    DEFERRED CHARGES

On August 25, 2004, the Company, at its option, granted 2,000,000 warrants to MDS Inc. pursuant to the terms of the guarantee agreement. As a result, the expiry date of the Company's $20 million credit facility ["the Facility"] has been amended to May 15, 2005. The fair value of the 2,000,000 warrants, as determined using the Black-Scholes option pricing model, was approximately $1 million. Of the 2,000,000 warrants, 833,330 vested immediately upon grant and the remaining warrants will vest evenly over the remaining term of the Facility. The fair value of the warrants will be recognized pursuant to the vesting terms and recorded in deferred financing costs. As at September 30, 2004, all deferred financing costs related to the Facility.


3.    EMPLOYEE STOCK OPTIONS

As disclosed in the 2003 annual audited consolidated financial statements, effective January 1, 2003, the Company prospectively adopted the fair value method for stock-based compensation in accordance with the recommendations of "Stock-Based Compensation and Other Stock-Based Payments" Section 3870, issued by the Canadian Institute of Chartered Accountants. Previously, no compensation expense was recognized for stock options granted to employees. Under the new policy, compensation expense for employee stock options granted or modified on or after January 1, 2003 is accounted for using the fair value method. For the nine month period ended September 30, 2004, 3,565,612 options were granted or modified resulting in a $2,464 stock-based compensation expense and has been included in the statement of income as a charge to research and development amounting to $1,308 and administration amounting to $1,156.

On April 30, 2004, in conjunction with the Arrangement, Hemosol Inc. cancelled all Hemosol Inc. options and the Company issued 3,513,612 new options as replacement options. The executives received 2,766,225 of these options with an exercise price of $0.86 vesting during October 2004. The non-executives received 747,387 of these options with an exercise price of $1.56 vesting during December 2005. For accounting purposes, the cancellation and issuance of new options has been considered a modification. During the quarter an additional 52,000 new options were granted.

The fair value of the options granted was estimated at the date of grant or modification using the Black-Scholes option pricing model with the following weighted average assumptions for the nine month period ended September 30, 2004: risk free interest rate of 2.5% (2003-3.6%), expected dividend yield of nil (2003-nil), expected volatility of 1.00 (2003-1.078) and expected option life of
4.8 years (2003-5 years). The weighted-average fair value of the options granted during the nine month period ended September 30, 2004 is $1.08 (2003 -$2.28).

The Black-Scholes model, used by the Company to calculate option values, as well as other accepted option valuation models, were developed to estimate fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require four highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values.

The Company does not recognize compensation expense for stock options granted to employees prior to January 1, 2003. The table below presents pro forma net loss and basic and diluted loss per common share as if stock options granted to employees had been determined based on the fair value method. The table includes all stock options granted by the Company prior to January 1, 2003.

                                                                 Three Month Period Ended          Nine Month Period Ended
--------------------------------------------------------------------------------------------------------------------------------
All amounts in thousands of Canadian dollars,                 Sept. 30, 2004  Sept. 30, 2003   Sept. 30, 2004    Sept. 30, 2003
except share data                                                   $                $                $                 $
------------------------------------------------------------ --------------- ---------------- ----------------- ----------------
Net loss as reported                                                  3,596            3,984             5,662           23,995
Additional pro forma stock-based compensation costs                     184              190               368            1,520
Pro forma net (income) loss                                           3,780            4,174             6,030           25,515
Pro forma basic and diluted (income) loss per common share             0.07             0.09              0.11             0.55
--------------------------------------------------------------------------------------------------------------------------------

4.    ARRANGEMENT

On April 30, 2004, the Company concluded the Arrangement with MDS Inc. ("MDS"), a shareholder with greater than 10% shareholding in the Company, has a number of appointees to the Board of Directors and has guaranteed the Company's Credit Facility, under which the Company, through a reorganization of the Company's business and certain MDS diagnostic assets, exchanged a significant portion of its existing and unrecognized accumulated future tax assets amounting to approximately $120 million and a 7% ownership in Hemosol LP for cash of $16 million, a 0.5% ownership in LPBP Inc. and the surrender of 2,500,000 Hemosol warrants that were issued, or to be issued, to MDS in exchange for providing a guarantee in relation to the Company's Credit Facility.

Hemosol LP is a newly formed Ontario limited partnership that assumed all the assets and liabilities of Hemosol Inc. immediately prior to concluding the Arrangement except for a significant portion of the Company's accumulated and unrecognized tax losses and other tax assets. The Company is the general partner of Hemosol LP and owns 93% of the partnership interests thereof. LPBP Inc. is a limited partner and owns 7% of the partnership interests in Hemosol LP. Hemosol Corp. has consolidated Hemosol LP in these consolidated financial statements and has eliminated all significant intercompany transactions.

LPBP Inc. is a limited partner, and owns 99.99% of the partnership interests in the Labs Partnership, which is a newly formed partnership that owns certain assets relating to MDS's Ontario clinical laboratory services business. MDS is the general partner, and indirectly owns 0.01% of the partnership interests, in the Labs Partnership. As part of the Arrangement, shareholders of Hemosol Inc. received 0.5% of the equity of LPBP Inc.

(a)   Minority Interest

The minority interest results from the 7% partnership interest held by LPBP Inc. in Hemosol LP.

(b)   Future Tax Liability

The future tax liability arises from the tax basis of the Company's property, plant and equipment being lower than the net book value. Prior to the Arrangement, a future tax liability was not reflected in the Company's consolidated financial statements as previously the Company had future tax assets which where netted against these future tax liabilities. As a result of the Arrangement, such future tax assets now reside with LPBP Inc. and therefore the Company is required to recognize a future tax liability.

(c)   Contributed Surplus

The Arrangement resulted in MDS surrendering 500,000 warrants previously issued in relation to providing a guarantee in relation to the Company's $20 million Credit Facility. This transaction has been reflected as an increase amounting to approximately $590 in contributed surplus and a corresponding decrease in outstanding non-employee warrants and options.

The Arrangement also required MDS to reduce its entitlement upon extending the guarantee in relation to the Company's $20 million Credit Facility from 4,000,000 warrants to 2,000,000 warrants.

(d)   Net Gain on Transfer of Tax Attributes

The net gain on this transaction amounted to $6,838 and has been recognized in the statement of loss. The net gain comprises cash received of $15,000, cash held in escrow of $1,000 and the fair value of the 0.5% interest in LPBP Inc. amounting to $2,900 less the 7% minority interest in Hemosol LP owned by LPBP Inc. of $6,237, future tax liabilities that arise because of the transaction amounting to $3,723 and transaction costs of $2,102.

The fair value of the 0.5% interest in LPBP Inc. was derived by management using a capitalized earnings before taxes, interest, depreciation and amortization approach of the MDS clinical laboratory testing business contributed to LPBP Inc. in addition to the net present value of the tax attributes residing in LPBP Inc. The results of this valuation were consistent with two independent valuation reviews performed in conjunction with the Arrangement.

All elements of the transaction are of a non-cash nature except for the $15,000 received in cash.

(e)   Distribution of 0.5% Interest in Lpbp Inc.

For accounting purposes, the 0.5% interest in LPBP Inc. received by the shareholders has been recorded at an amount of $2,900 as in substance having been received by the Company and then distributed to the shareholders.

5.    CASH HELD IN ESCROW

On November 12, 2003, the Company issued 7,200,000 series A special warrants and 641,800 series B special warrants for total gross proceeds of $5,881, less share issue costs of $539. Of these proceeds, $448 representing net proceeds from the Series B special warrants were received into escrow and subsequently paid to the Company on January 23, 2004.

On April 30, 2004, Hemosol Corp. received cash proceeds of $16 million, on the date of closing of the Arrangement, from LPBP Inc., of which $1 million is held in escrow to satisfy pre-closing contingent liabilities, if any, relating to Hemosol LP remaining with LPBP Inc. which arise within the one-year period following April 30, 2004.

6.         SHARE CAPITAL

The changes in common shares and warrants and options are as follows:

                                                                              COMMON SHARES       WARRANTS AND OPTIONS        TOTAL
                                                                             #            $              #           $            $
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31,2003                                           48,103,784      305,983     15,951,052      15,642      321,625
Exchange of Series A and B special warrants for common shares
  and common share purchase warrants                                 7,841,800        4,245     (3,920,910)     (4,245)          --
Costs of issuing common shares and Series A and B
  special warrants including the fair value of broker options               --           --             --      (1,097)      (1,097)
Issuance of broker options upon completion of common share
  issuance                                                                  --           --        392,090         758          758
Exchange of common share purchase warrants for common shares           199,999          180       (199,999)         --          180
Issuance to acquire license technology                               1,000,000        1,260                                   1,260
Issuance of MDS warrants to extend guarantee                                                     2,000,000         400          400
Cancellation of MDS warrants                                                                      (500,000)       (590)        (590)
Cancellation of employee stock options                                                          (1,191,290)
Issuance of replacement and new employee stock options                                           3,565,612       2,464        2,464
Forfeited employee options                                                                        (312,376)

BALANCE, SEPTEMBER 30, 2004                                         57,145,583       311,668    15,784,179      13,332      325,000
------------------------------------------------------------------------------------------------------------------------------------


On January 22, 2004, all 7,200,000 series A special warrants and 641,800 series B special warrants were exercised for no additional consideration, after receiving approval for 7,841,800 common shares and 3,920,890 common share purchase warrants. In addition the Company issued 392,090 broker options as payment for share issue costs. The broker options entitle the option holders to purchase in aggregate 392,090 common shares and 196,045 common share purchase warrants at an exercise price of $0.75, exercisable at any time prior to the earlier of: [i] November 28, 2006; and [ii] 30 days following the date on which the Company notifies the option holders that the volume-weighted average price of a common share on the Toronto Stock Exchange ["TSX"] for 20 consecutive trading days is greater than or equal to $2.25.

Each of the common share purchase warrants entitles the holder to purchase one common share at a price of $0.90 per common share, at any time prior to the earlier of: [i] November 28, 2006; and [ii] 30 days following the date on which the Company notifies the option holders that the volume-weighted average price of a common share on the TSX for 20 consecutive trading days is greater than or equal to $2.25. During the first six months 199,999 common share purchase warrants have been exercised.

On June 2, 2004, Hemosol entered into definitive license and strategic alliance agreements with ProMetic and as consideration, Hemosol paid $1.5 million in cash and also issued 1,000,000 common shares to ProMetic. The common shares have been recorded at $1.26 per share which amounts to a total consideration of $1,260.

BOARD OF DIRECTORS

LEE HARTWELL, B.A.., C.A.
President and Chief Executive Officer, Hemosol Corp.

MITCHELL J. KOSTUCH
President, SB Capital Corporation Ltd.

EDWARD LANE
Director, Consultant

WILFRED G. LEWITT
Chairman, MDS Inc.

EDWARD E. MCCORMACK
Director, Consultant

ROBERT H. PAINTER, PH.D., F.R.S.(U.K.) C. CHEM.
Professor Emeritus, University of Toronto, Departments of Biochemistry and Immunology

EDWARD K. RYGIEL
Chairman, Hemosol Corp. and Chairman, MDS Capital Corp.

C. ROBERT VALERI, M.D.
Director, Naval Blood Research Laboratory, Boston University


MANAGEMENT TEAM

DIRK ALKEMA, B.SC., PH.D.
Vice President, Operations

DAVID N. BELL, M.SC., PH.D.
Vice President, Drug Development and Research

LEE HARTWELL, B.A., C.A.
President and Chief Executive Officer

MICHAEL MATHEWS, B.SC., M.SC.
Vice President, U.S. Operations

STOCK LISTING

Toronto Stock Exchange Symbol HML
Nasdaq National Market Symbol HMSL


TRANSFER AGENT

Computershare Trust Company of Canada

Stock & Bond Transfer Department
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1

For change of address, lost stock certificates and other related inquiries, please write to the above address or caregistryinfo@computershare.com


AUDITORS

Ernst & Young, LLP, Toronto, Ontario


SHAREHOLDER INFO

For annual and quarterly reports, news releases and other investor information, please contact Hemosol Investor Relations.

Telephone: 416-361-1331
Toll Free: 800-789-3419
Fax: 416-815-0080

Email: ir@hemosol.com

www.hemosol.com

                                     HEMOSOL
                                 www.hemosol.com

                        Certification of Interim Filings


I, Lee Hartwell, Chairman and Chief Executive Officer of Hemosol Corp., certify that:

      1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Hemosol Corp., (the issuer) for the interim period ending September 30, 2004;

      2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

      3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;


            Date: November 11, 2004

            /s/ Lee Hartwell
            ---------------------------------------
            President and Chief Executive Officer

                        Certification of Interim Filings


I, Lee Hartwell, Chief Financial Officer of Hemosol Corp., certify that:

      1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Hemosol Corp., (the issuer) for the interim period ending September 30, 2004;

      2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

      3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;


            Date: November 11, 2004

            /s/ Lee Hartwell
            -------------------------------
            Chief Financial Officer

                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                               HEMOSOL CORP.

                               By: /s/ Lee D. Hartwell
                                   -------------------------------------------
                                   Name: Lee D. Hartwell
                                   Title: President, Chief Executive Officer
                                          and Chief Financial Officer


Date: December 10, 2004